THIRD AMENDMENT TO THE

FIRST AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

AMR ASSOCIATES, L.P.

This "Third Amendment," dated as of June 13, 2024, to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. dated December 8, 2021, as amended by that First Amendment (the "First Amendment") thereto dated December 8, 2021 and the Second Amendment ("Second Amendment") thereto dated August 8, 2023 (the First Amended and Restated Limited Partnership Agreement as amended by the First Amendment thereto and the Second Amendment thereto is hereinafter referred to as the "Partnership Agreement"), is made by and among the Partners of AMR Associates, L.P., a Delaware limited partnership (the "Partnership").

RECITALS:

WHEREAS, the Partners of the Partnership entered into the First Amendment to establish the terms of the Class A-1 Limited Partnership Interests; and

WHEREAS, the Partners desire to eliminate the Class A-1 Limited Partnership Interests and amend Schedule A to the Partnership Agreement to reflect the ownership of Partnership Interests after such elimination.

AGREEMENTS:

In consideration of the mutual promises, covenants and agreements set forth in this Third Amendment, the Partners of the Partnership agree as follows:

1.   The First Amendment is hereby repealed and rescinded in its entirety and is of no further force or effect. The Partnership shall no longer have outstanding Class A-1 Limited Partnership Interests. Each Partner acknowledges that such Partner will no longer own Class A-1 Limited Partnership Interests and relinquishes any and all rights therein. Each Partner's Partnership Interest will continue to be calculated based on relative Capital Account balances.

2.   Schedule A to the Partnership Agreement is amended and restated in its entirety as set forth in Schedule A attached hereto.

3.   This Third Amendment shall be (and hereby is) incorporated into and made a part of the Partnership Agreement. Except as expressly amended hereby, the Partnership Agreement shall be and remain in full force and effect. This Third Amendment is specific and limited to the matters expressly stated herein. On and after the date of this Third Amendment, each reference in the Partnership Agreement to "this Agreement," "hereunder," "hereof" or words of like import referring to the Partnership Agreement shall mean and refer to the Partnership Agreement as amended hereby. Capitalized terms used but not defined herein have the meanings ascribed to

them in the Partnership Agreement.

4.   This Third Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

5.   This Third Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A DocuSign or Adobe PDF copy of any such signed counterpart shall be treated and shall have the same force and effect as an originally signed counterpart.

[Signature pages follow]

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

General Partners

2012 Helen R. Butler Trust u/a/d June 22, 2012

DocuSigned by:
By: Helen R Butler
AABD4EB1D25D4C2...
Name: Helen R. Butler
Title: Trustee

2012 Clara R. Williams Trust u/a/d June 22, 2012

DocuSigned by:
By: Clara R. Williams
BBE627368E22438...
Name: Clara R. Williams
Title: Trustee

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

2012 Helen R. Butler Trust u/a/d June 22, 2012

DocuSigned by:

By: Helen R Butler
AABD4FB1D25D4C2

Name: Helen Rankin Butler
Title: Trustee

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

4865-6607-3277.4

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

2012 Clara R. Williams Trust u/a/d June 22, 2012

DocuSigned by:
By: Clara R. Williams
BBE627368F22438...
Name: Clara Rankin Williams
Title: Trustee

5

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

Clara Rankin Butler 2002 Trust u/a/d November 5, 2022

By: *John C. Butler, Jr.*
DocuSigned by:
D28F84DF0CA64C4...

Name: John C. Butler, Jr.
Title: Trustee

6

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2022

DocuSigned by:

By: John C. Butler, Jr.

D28F84DF0CA64C4...

Name: John C. Butler, Jr.

Title: Trustee

<u>SIGNATURE PAGE</u>

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004

By: _____
   David B. H. Williams
   DocuSigned by:
   1C915D5459284A4...

Name: David B. H. Williams
Title: Trustee

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

Helen Charles Williams 2004 Trust u/a/d December 10, 2004

By: ⌐DocuSigned by:
David B. H. Williams
⌐1C915D5459284A4...

Name: David B. H. Williams
Title: Trustee

4865-6607-3277.4

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020

By: _Clara R. Williams_
DocuSigned by:
BBE627368F22438...

Name: Clara Rankin Williams
Title: Trustee

[Signature Page to AMR Associates, L.P. Third Amendment to First Amended and Restated Limited Partnership Agreement]

4865-6607-3277.4

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020

By: _Clara R. Williams_
DocuSigned by:
BBE627368F22438...

Name: Clara Rankin Williams
Title: Trustee

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020

By: ┌─ DocuSigned by:
    │ *David B. H. Williams*
    └─ 1C915D5459284A4

Name: David B. H. Williams
Title: Trustee

12

SIGNATURE PAGE

IN WITNESS WHEREOF, the Partners have hereunto set their hands and seals as of the day and year first above written.

Limited Partner

CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020

DocuSigned by:

By: David B. H. Williams

1C915D545928 4A4

Name: David B. H. Williams
Title: Trustee

SCHEDULE A

PARTNERS/CAPITAL ACCOUNT/PARTNERSHIP PERCENTAGE

General Partners	General Partnership Interest Capital Account	Partnership Percentage
2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	0.40848595%
2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	0. 40848595%

Limited Partners	Limited Partnership Interest Capital Account	Partnership Percentage
2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	47.73855576%
2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	47.73855576%
Clara Rankin Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership.	0.61765277%
Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership.	0.61765277%
Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership.	0.61765277%
Helen Charles Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership.	0.61765277%

14

Limited Partners	Limited Partnership Interest Capital Account	Partnership Percentage
HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership.	0.30882638%
HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership.	0.30882639%
CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership.	0.30882639%
CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership.	0.30882638%

4865-6607-3277.4